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                                                                       Exhibit 2

                                CLOSING AGREEMENT

         This Closing Agreement (the "Agreement") is made and entered into this 23rd day of August, 2000 by and among Bad Toys, Inc. ("Bad Toys"), a Nevada corporation, Mycom Group, Inc., formerly known as Myca Group, Inc. and Mycom.com, Inc. ("Mycom Group"), an Ohio corporation, and Larry N. Lunan and Susan Lunan (the "Lunans").

                              W I T N E S S E T H:

         WHEREAS, on March 31, 2000, Bad Toys and Mycom Group entered into a Plan and Agreement of Merger (the "Merger Agreement"); and

         WHEREAS, the transactions contemplated by the Merger Agreement are being consummated at a closing (the "Closing") being held on the date hereof (the "Closing Date"); and

         WHEREAS, in connection with the Closing certain matters have been determined or agreed upon, and the parties desire to set such matters forth in writing in this Agreement.

         NOW, THEREFORE, in consideration of the foregoing premises, the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged by the parties, the parties hereby agree as follows:

         1. Amendments to Merger Agreement and Waivers of Conditions Contained Therein. The Merger Agreement shall be amended as follows:

                  (a) Section 7(c) shall be amended to delete the last sentence of Section 7(c)(i) in its entirety and to delete the phrase "and the cash described therein" contained in the first sentence of Section 7(c)(ii).

                  (b) The second sentence of Section 10(h) shall be amended to read as follows: "Of these shares, 8,892,006 are issued and outstanding."

                  (c) Section 12(a)(ii) shall be amended to read as follows:
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                      The formation of a new wholly owned subsidiary ("Bad Toys
Sub") of Bad Toys, the transfer to Bad Toys Sub by Bad Toys of all of the assets of the custom motorcycle manufacturing business in exchange for (y) one million shares of common stock of Bad Toys Sub and (z) Bad Toys Sub assuming all liabilities of Bad Toys except that amount of its liability to the Lunans equal to the value of the transferred assets, subsequent to which Bad Toys shall transfer to the Lunans all of the Bad Toys Sub outstanding stock in exchange for the Lunans' cancellation of all Bad Toys' indebtedness to them.

                  (d) The last sentence of Section 12(c) shall be deleted in its entirety.

Section 14(a)(ix) shall be amended to replace the phrase "Exhibit 3.8" with the phrase "Exhibit 10(h)".

                  (e) Section 15(a)(iii) shall be amended replace the phrase "40,000,000 shares of Bad Toys Common Stock" with the phrase "39,500,000 shares of Bad Toys Common Stock ".

                  (f) Section 15(a)(v) shall be amended to delete the phrase "(including the $150,000 described in Section 12(a)(ii) of the Agreement)" contained in the first sentence.

                  (g) Section 15(a)(vi) shall be amended to delete the phrase "and including the cash amount described in paragraph 12(a)(ii) above".

                  (h) The following Section 15(a)(xiii) shall be added to the Merger Agreement:

                      Bad Toys shall deliver to Mycom Group any and all documentation regarding any option or right to acquire any of the unissued shares of Bad Toys capital stock, including but not limited to the Lunans' right to acquire 1,000,000 common shares of Bad Toys, and an executed agreement from each holder of any such option or right, surrendering such option or right for no consideration other than the promotion of the Closing.

                  (i) The following Section 15(a)(xiv) shall be added to the Merger Agreement:

                      The Lunans shall contribute 500,000 shares of Bad Toys common stock to Bad Toys, surrendering all rights to such stock for no consideration other than the promotion of the Closing and shall surrender a certificate or certificates representing such shares.
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                  (j) Bad Toys Sub shall be known as BTMC, Inc.

                      The parties hereby waive (i) the successful completion and consummation of the Private Placement on or prior to the Closing Date as a condition precedent to the Closing and (ii) rights to receive any of the proceeds of such Private Placement.

                      Except as set forth in Subsections 1(a) through 1(j), above, and the paragraph immediately above, the provisions of the Merger Agreement are not affected by this Closing Agreement and shall remain in full force and effect.

         2. The Lunans hereby represent and warrant that the number of shares of Bad Toys that the Lunans own of record and beneficially is as set forth in the certificate attached hereto as Exhibit A and that such certificate also sets forth the approximate number of Bad Toys shares that the Lunans have committed to transfer post-Closing. Except as set forth on Exhibit A and in the "Lockup and Dribble Agreement," the Lunans are the record and beneficial owners of all such shares, free and clear of all liens, encumbrances, restrictions, claims and equities whatsoever.

         3. The Lunans hereby represent and warrant that there are no existing agreements, options, warrants, rights, calls or commitments of any kind providing for the issuance of any shares or for the repurchase or redemption of shares of Bad Toys' capital stock, and there are no outstanding securities or other instruments convertible or exchangeable for shares of such capital stock, and no commitments to issue such securities or instruments.

         4. On the date hereof, the Lunans and Mycom Group shall enter into an Escrow Agreement to secure Lunans' obligations set forth in such Escrow Agreement.

         5. Bad Toys, Mycom Group and Tricorp Financial, Inc. ("Tricorp") entered into Stock Purchase Agreement No. 000-BDTY-TSP02 (the "Purchase Agreement") dated August 14, 2000 pursuant to which Tricorp shall purchase six million shares of Bad Toys common stock and shall make payment for the stock in two payments. Upon the first payment of $3,000,000, as described in the Purchase Agreement, provided that Tricorp does not restrict the Bad Toys' use of funds in any way, (i) the Lunans shall receive payment of $300,000, of which $150,000 shall be paid to the Lunans and $150,000 of which shall be placed in escrow pursuant to the Escrow
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Agreement of even date herewith; and (ii) each shareholder of Mycom Group shall receive $200,000 or all of the shareholders of Mycom Group shall receive $800,000 in the aggregate.

         6. This Closing Agreement shall be governed and construed in accordance with the laws of the State of Ohio without application of Ohio's conflicts of law provision.


         IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.


BAD TOYS, INC.                            MYCOM GROUP, INC.



By:                                       By:
   -----------------------------------       ----------------------------------
     Larry N. Lunan, President            Joan Carroll, President


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Larry N. Lunan                            Susan Lunan



Exhibit A

As of August 23, 2000, Susan Lunan and Larry Lunan own 4,619,300 shares of Bad Toys, Inc. Common Stock. We have committed to transfer 2,099,333 shares of Common Stock post-Closing subject to further transfer restrictions.